Item 77Q1 Response to Item 77C Maters submitted to a vote of security holders

Special meeting of shareholders of the Trust was held on April 30, 2008 (the "Meeting"). The Meeting was held to (1) adopt a new fundamental investment restriction concerning industry concentration for the Short-Term Bond Fund and (2) approve the addition of four new sub-advisers. At record date, April 8, 2008, the number of shares outstanding on record date, number of shares represented at the Meeting, and the details of the voting with respect to the stated matters are given below. All matters presented received the required number of affirmative votes for approval.

Short-Term Bond Fund
Shares Outstanding	6,548,385
Shares Represented	4,228,061

Intermediate Bond Fund
Shares Outstanding	3,507,105
Shares Represented	2,207,032

(1) To approve a new fundamental investment restriction concerning industry concentration for the Short-Term
Bond Fund which would permit the fund to invest more than 25% of its total assets in the banking and finance industry.

Short-Term Bond Fund
Affirmative	4,227,517
Against	-
Abstain	543

(2) A proposal to approve the addition of four new sub-advisers, pursuant to an agreement between American Independence Financial Services, LLC and (a) Fischer
Francis Trees & Watts, Inc. ("FFTW (NY)"), a New York corporation and three of its affiliates, (b) Fischer
Francis Trees & Watts ("FFTW (UK)"), a corporate partnership organized under the laws of the United Kingdom,
(c) Fischer Francis Trees & Watts PTE Ltd ("FFTW (Singapore)"), a Singapore corporation, and (d) Fischer Francis Trees & Watts, Ltd Kabushiki Kaisha Kaisha ("FFTW (Japan)"), a Japanese corporation (collectively referred to as the "Sub-Adviser") on behalf of the Short-Term Bond Fund and the Intermediate
Bond Fund.

Short-Term Bond Fund
Affirmative	4,227,517
Against	-
Abstain	543

Intermediate Bond Fund
Affirmative	2,206,645
Against	-
Abstain	387